Utz Brands, Inc.
900 High Street
Hanover, PA 17331

May 12, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Greg Herbers

Re:	Utz Brands, Inc.

Registration Statement on Form S-3

Initially Filed May 5, 2022

File No. 333-264711

Dear Mr. Herbers:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Utz Brands, Inc. respectfully requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so as to permit it to become effective at 4:30 p.m. Washington D.C. time on May 16, 2022, or as soon thereafter as practicable.

Please call Jeremiah G. Garvey of Cozen O’Connor at (412) 620-6570  to provide notice of the effectiveness of the Registration Statement.

* * *

[Signature Page Follows]

Very truly yours,

Utz Brands, Inc.

By:	/s/ Dylan B. Lissette
Name:	Dylan B. Lissette
Title:	Chief Executive Officer

cc:	Jeremiah G. Garvey

Cozen O’Connor P.C.

[Signature Page to Acceleration Request Letter]

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